

December 18, 2014

Via E-mail
Daniel M. Chait
President and Director
World Omni Auto Receivables LLC
190 Jim Moran Boulevard
Deerfield Beach, Florida 33442

> **Re:** **World Omni Auto Receivables Trust 2012-A**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed March 28, 2014**
> **File No. 333-159392-04**

Dear Mr. Chait:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Body of Form 10-K
Item 15

1. We note that you list the Indenture dated as of July 18, 2012, relating to the Trust as Exhibit 4.2 and incorporate by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K, filed on July 18, 2012. The Indenture referenced, however, appears to be filed as Exhibit 4.2 of the referenced Form 8-K. Please confirm, if correct, that this language should be revised to read Exhibit 4.2 and that this language will be corrected in future filings. See Item 10(d) of Regulation S-K.

2. To assist investors in locating the documents incorporated by reference, please confirm that in future filings, for this and any other transactions for which you act as depositor, you will provide the file numbers for all of the documents that you incorporate by

reference. We note, as an example, that the Registrant's Current Report on Form 8-K filed on July 18, 2012, does not include a file number.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kayla Florio at (202) 551-3490 or me at (202) 551-3731 with any other questions.

Sincerely,

/s/ M. Hughes Bates

M. Hughes Bates
Special Counsel

cc: Peter Sheptak, JM Family Enterprises
        Eric Gebhard, JM Family Enterprises